JP 3/24

14049652

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | March 31, 2016 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC Mail Processing Section
MAR 10 2014
Washington DC
404

| SEC FILE NUMBER |
|---|
| 8- 45463 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VALMARK SECURITIES, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

130 SPRINGSIDE DRIVE, SUITE 300
(No. and Street)

| AKRON | OHIO | 44333 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ELIZABETH E. KOZENKO (330) 576-1234
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MOORE STEPHENS LOVELACE, P.A.
(Name – *if individual, state last, first, middle name*)

| 1201 S. ORLANDO AVENUE, SUITE 400 | WINTER PARK | FL | 32789-7192 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*





DD 3/27/14

# OATH OR AFFIRMATION

I, ELIZABETH E. KOZENKO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VALMARK SECURITIES, INC., as of DECEMBER 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Susan M. Bungo
Resident Summit County
Notary Public, State of Ohio
My Commission Expires: 09/11/2015

Elizabeth Kozenko
Signature

SECRETARY, DIRECTOR OF FINANCE
Title

Susan M. Bungo
Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# VALMARK SECURITIES, INC.

## FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

### Year Ended December 31, 2013

# CONTENTS

MSL MOORE STEPHENS LOVELACE, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
ValMark Securities, Inc.
Akron, Ohio

We have audited the accompanying financial statements of ValMark Securities, Inc., which comprise the statement of financial condition of as of December 31, 2013, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended that are being filed pursuant to Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, and the related notes to the financial statements.

## Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

## Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Board of Directors
ValMark Securities, Inc.

**Opinion**

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ValMark Securities, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

**Other Matter**

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the accompanying supplemental information on Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Moore Stephens Lovelace, P.A.

**MOORE STEPHENS LOVELACE, P.A.**
Certified Public Accountants

Orlando, Florida
February 28, 2014

# ValMark Securities, Inc.

## STATEMENT OF FINANCIAL CONDITION

**December 31, 2013**

| | |
|---|---|
| ASSETS | |
| Cash and cash equivalents | $ 2,486,574 |
| Deposits at clearing brokers | 155,775 |
| Commissions receivable | 4,675,192 |
| Notes receivable | 38,734 |
| Other receivables and prepaid expenses | 75,781 |
| Due from affiliates | 195,148 |
| Investment in affiliates | 2,550 |
| TOTAL ASSETS | $ 7,629,754 |
| LIABILITIES | |
| Commissions payable | $ 4,363,419 |
| Income taxes payable | 140,011 |
| Due to affiliates | 1,755,701 |
| TOTAL LIABILITIES | 6,259,131 |
| COMMITMENTS AND CONTINGENCIES | |
| SHAREHOLDER'S EQUITY | |
| Common stock - $1 par value; 750 shares authorized; 100 shares issued and outstanding | 100 |
| Paid-in capital | 47,424 |
| Retained earnings | 1,323,099 |
| TOTAL SHAREHOLDER'S EQUITY | 1,370,623 |
| TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY | $ 7,629,754 |

The accompanying notes are an integral part of these financial statements.

# ValMark Securities, Inc.

## STATEMENT OF OPERATIONS

### Year Ended December 31, 2013

| | | |
|---|---|---|
| REVENUES | | |
| Commissions | | $ 56,088,385 |
| Other | | 1,285,583 |
| | TOTAL REVENUES | 57,373,968 |
| COMMISSIONS AND OTHER CLEARING BROKER EXPENSES | | 48,963,953 |
| | | 8,410,015 |
| OPERATING EXPENSES | | 7,996,813 |
| | INCOME BEFORE INCOME TAX PROVISION | 413,202 |
| INCOME TAX PROVISION | | 141,421 |
| | NET INCOME | $ 271,781 |

The accompanying notes are an integral part of these financial statements.

# ValMark Securities, Inc.

## STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

### Year Ended December 31, 2013

| | Common Stock | | Paid-in | Retained | |
|---|---|---|---|---|---|
| | Shares | Amount | Capital | Earnings | Total |
| BEGINNING BALANCE - JANUARY 1, 2013 | 100 | $ 100 | $ 47,424 | $1,051,318 | $ 1,098,842 |
| NET INCOME | - | - | - | 271,781 | 271,781 |
| ENDING BALANCE - DECEMBER 31, 2013 | 100 | $ 100 | $ 47,424 | $1,323,099 | $ 1,370,623 |

The accompanying notes are an integral part of these financial statements.

# ValMark Securities, Inc.

## STATEMENT OF CASH FLOWS

### Year Ended December 31, 2013

| | |
|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | |
| Net income | $ 271,781 |
| Adjustments to reconcile net loss to net cash provided by operating activities | |
| Changes in operating assets and liabilities: | |
| Deposits with clearing brokers | 3,688 |
| Commissions receivable | (2,104,135) |
| Notes receivable | 55,332 |
| Other receivables and prepaid expenses | 17,635 |
| Commissions payable | 1,786,168 |
| Income taxes payable | 140,011 |
| Due from/to affiliates, net | 1,233,350 |
| NET CASH PROVIDED BY OPERATING ACTIVITIES AND NET INCREASE IN CASH AND CASH EQUIVALENTS | 1,403,830 |
| CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR | 1,082,744 |
| CASH AND CASH EQUIVALENTS - END OF YEAR | $ 2,486,574 |

The accompanying notes are an integral part of these financial statements.

## A. BUSINESS DESCRIPTION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of ValMark Securities, Inc. (the "Company") is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity.

### Business Description

ValMark Securities, Inc. is a wholly owned subsidiary, via a pass-through entity (ValMark Investments, LLC), of Executive Insurance Agency, Inc. ("EIA"), which is a wholly owned subsidiary of ValMark Insurance Agency, LLC ("VIA"). The Company derives commission income by representing insurance carriers and their representatives who sell variable insurance and annuity contracts, settlement of fixed and variable life insurance contracts to third parties, and by introducing customers to stock and mutual fund brokerage firms who clear trading transactions. Customers remit funds directly to the insurance carriers and brokers, and no funds or securities are held by the Company. The Company is registered as a broker-dealer with the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation.

### Use of Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Significant estimates by management include the allocation of operating expenses from VIA and the determination of the amounts to accrue with respect to certain legal contingencies, the ultimate outcome of which cannot be determined until such litigation has concluded. Actual results could vary from the estimates that were used.

### Cash and Cash Equivalents

The Company considers financial instruments with original maturities of less than 90 days to be cash equivalents.

## A. BUSINESS DESCRIPTION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

### Commissions Receivable and Credit Policies

Commissions receivable are uncollateralized obligations due under normal trade terms, requiring payment within 30 days from the report date. The Company generally collects receivables within 30 days and does not charge interest on commissions receivable with invoice dates over 30 days old. Collections of commissions receivable are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the oldest, unpaid invoices.

Management individually reviews all commissions receivable balances that exceed 90 days from the invoice date and, based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Additionally, management estimates an allowance for the aggregate remaining commissions receivable based on historical collectibility and determines amounts of any uncollectible receivables to be charged off. In the opinion of management, at December 31, 2013, all commissions were considered collectible and no allowance was necessary.

### Fair Value of Financial Instruments

The Company uses the following methods and assumptions to estimate the fair value of each class of financial instruments:

*Cash and cash equivalents* - The carrying amounts reported in the statement of financial condition for cash equivalents approximate their fair value because of the short maturity of these instruments.

*Commissions receivable, other receivables and due from affiliates* - The carrying amounts of these receivables approximate fair value due to their short-term nature and historical collectibility.

*Commissions payable and due to affiliates* - The carrying amounts of these payables approximate fair value due to the short-term nature of these obligations.

### Revenue Recognition

Commission income on the sale of variable insurance and annuity contracts is recognized upon the effective date of the contract. Commission income on trading transactions is recognized on a trade-date basis.

## Income Taxes

The Company does not file separate income tax returns; rather, its activity is included in consolidated tax returns filed by EIA. Effective January 1, 2011, the Company accrues an income tax provision based on its ratable share of consolidated income taxes or benefit as if the Company and EIA filed on a separate-return basis, and the amount of current tax or benefit calculated is recorded as due to/from affiliates and either remitted to or received from EIA. The Company utilizes the liability method of accounting for income taxes. Under this method, deferred income taxes are recorded to reflect the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. A valuation allowance is provided against the future benefit of deferred tax assets if it cannot be determined that it is more likely than not that the future tax benefits associated with the deferred tax asset will be realized. The Company's tax provision consists of its current tax provision, plus any change during the year in deferred tax assets and liabilities (see Note C).

In the event that an uncertain tax position exists in which the Company could incur income taxes, the Company would evaluate whether there is a probability that the uncertain tax position taken would be sustained upon examination by the taxing authorities. Reserves for uncertain tax positions would then be recorded if the Company determined it is probable that a position would not be sustained upon examination or if a payment would have to be made to a taxing authority and the amount can reasonably be estimated. As of December 31, 2013, the Company does not believe it has any uncertain tax positions that would result in the Company having a liability to the taxing authorities. As of December 31, 2013, with few exceptions, the consolidated income tax returns filed by EIA are no longer subject to income tax examinations by U.S. federal taxing authorities for any year before 2010.

## Subsequent Events

Management has evaluated subsequent events for recognition and disclosure through February 28, 2014, the date the financial statements were available to be issued.

## B. CONCENTRATIONS OF CREDIT RISK AND SIGNIFICANT CUSTOMERS

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company's two largest product vendors accounted for approximately 15.5% and 11.1% of commission income for the year ended December 31, 2013. The Company's two largest individual accounts receivable balances at December 31, 2013 were from two insurance carriers and represented approximately 49.1% and, 13.1% of year-end commissions receivable.

At times during the year, the Company's cash balance exceeded amounts insured by the Federal Deposit Insurance Corporation ("FDIC"). The Company has not experienced any loss in such accounts and believes that it is not exposed to any significant credit risk related to its cash balances.

## C. INCOME TAXES

The Company's income tax provision for the year ended December 31, 2013 is entirely related to federal income taxes, as broker-dealers are not subject to the commercial activity tax in the State of Ohio where the Company's principal offices are located.

For the year ended December 31, 2013, the Company' total tax provision of approximately $140,000 consisted solely of the current tax provision resulting from the taxable income generated during the year ended December 31, 2013. There were no significant differences between the financial reporting and the tax basis of assets and liabilities.

## D. RELATED-PARTY TRANSACTIONS

The Company shares office, administrative and occupancy expenses with VIA and three affiliated entities. Substantially all of the Company's operating costs are allocated by VIA for the fiscal year ended December 31, 2013. The allocation is pursuant to the expense-sharing agreement between the Company and VIA. Management periodically reviews and modifies the expense allocation when events and circumstances warrant such modification. Allocations are primarily based on estimated employee time expended on each entity.

VIA rents office space from a company related through common ownership. Total rent expense related to this lease recorded by the Company after allocation from VIA was approximately $361,000 for the year ended December 31, 2013.

At December 31, 2013, due to affiliates included amounts due to related companies for commissions received by the Company on behalf of the related companies. In the opinion of management, such amounts are expected to be repaid prior to December 31, 2014.

## D. RELATED-PARTY TRANSACTIONS *(Continued)*

At December 31, 2013, due from affiliates included amounts due from related companies for commissions received by the related companies on behalf of the Company. In the opinion of management, such amounts are expected to be received prior to December 31, 2014.

One of the Company's customers is an affiliate of an indirect owner of the Company and, therefore, is a related party. This related party accounted for approximately 3.3% of commission income for the year ended December 31, 2013, and approximately 2.9% of the commissions receivable balance at December 31, 2013.

## E. JOINT VENTURE

On April 19, 2006, the Company entered into an operating agreement with an unrelated entity to form PMIA II, LLC ("PMIA"), which qualifies as a variable-interest entity. The Company owns 51% of PMIA. PMIA was formed as a joint opportunity to market and provide investment products. Even though the Company owns 51% of the entity, the Company is credited or charged with only 30% of the net profits or net losses. Therefore, it was determined that the Company is not the primary beneficiary and does not consolidate the entity into its financial statements. The Company accounts for the joint venture under the equity method of accounting. As of December 31, 2013, total assets and liabilities of PMIA were minimal, and there was minimal activity in the statement of operations.

## F. CONTINGENCIES

### Legal and Regulatory Matters

The Company, from time to time, is subject to routine litigation and arbitration related to regulatory inquiries and customer complaints in the normal course of business. Although there can be no assurance as to the ultimate disposition of routine litigation, management of the Company believes, based upon information available at this time, that the ultimate outcome of these matters will not have a material adverse effect on the operations and financial condition of the Company.

The Company is a registered broker-dealer and, as such, is subject to the continual scrutiny of those who regulate the broker-dealer industry, including FINRA, the SEC, and various securities commissions of the states and jurisdictions in which the Company operates. As part of the regulatory process, the Company is subject to routine examinations, the purpose of which is to determine the Company's compliance with rules and regulations promulgated by the examining regulatory authority. In the event of noncompliance, the Company may be subject to disciplinary action, including fines. Management is not aware of any asserted violations that could result in significant exposure to the Company.

## F. CONTINGENCIES *(Continued)*

### Clearing Firms

Included in the Company's clearing agreements with its clearing brokers is an indemnification clause. This clause relates to instances where the Company's customers fail to settle securities transactions. In the event this occurs, the Company has indemnified the clearing brokers to the extent of the net loss on the unsettled trade. At December 31, 2013, management of the Company had not been notified by the clearing brokers, nor were they otherwise aware, of any potential losses relating to this indemnification.

## G. NET CAPITAL PROVISIONS OF RULE 15c3-1

The Company is a "Fully Disclosed Broker-Dealer." The Company does not carry customer accounts and does not accept customer funds or securities. Instead, it has entered into a "clearing agreement" with its clearing brokers and has fully disclosed all of its customer accounts to these brokers.

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital balance, as defined, under such provisions.

The Company's minimum capital requirement is the greater of $50,000, or 6 2/3%, of aggregate indebtedness, as defined, under SEC Rule 15c3-1(a)(1). Net capital may fluctuate on a daily basis. At December 31, 2013, the Company had net capital of $589,889, as computed by this Rule, which was $172,613 in excess of its required net capital of $417,276.

In addition to the minimum net capital provisions, Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtedness, as defined, to net capital, of not more than 15 to 1. At December 31, 2013, the ratio was 10.61 to 1.

# SUPPLEMENTAL INFORMATION

## ValMark Securities, Inc.

### SCHEDULE I - COMPUTATION OF NET CAPITAL
### (Under Rule 15c3-1 of the Securities and Exchange Commission)

**December 31, 2013**

| | |
|---|---|
| Net capital | |
| Total shareholder's equity from statement of financial condition | $ 1,370,623 |
| Deductions and/or changes: | |
| Nonallowable assets: | |
| Accounts receivable - other | 468,521 |
| Other | 309,663 |
| Investment in and receivables from affiliates | 2,550 |
| | 780,734 |
| Net capital | $ 589,889 |
| Aggregate indebtedness | $ 6,259,131 |
| Computation of basic net capital requirement of 6 2/3% of aggregate indebtedness | $ 417,276 |
| Minimum required net capital | $ 50,000 |
| Net capital requirement | $ 417,276 |
| Excess net capital | $ 172,613 |
| Ratio of aggregate indebtedness to net capital | 10.61 |

**Note** - No material difference exists between the computation of net capital presented herein and the computation included in the Company's unaudited FOCUS Report.

MSL MOORE STEPHENS LOVELACE, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3**

Board of Directors
ValMark Securities, Inc.
Akron, Ohio

In planning and performing our audit of the financial statements of ValMark Securities, Inc. (the "Company") as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences, as required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and properly recorded to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Board of Directors
ValMark Securities, Inc.

Because of inherent limitations in internal control, or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes, in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Moore Stephens Lovelace, P.A.

**MOORE STEPHENS LOVELACE, P.A.**
Certified Public Accountants

Orlando, Florida
February 28, 2014

# ValMark Securities, Inc.

## REPORT ON APPLYING AGREED-UPON PROCEDURES

### Year Ended December 31, 2013

MSL MOORE STEPHENS LOVELACE, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

**INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S REPORT ON APPLYING AGREED-UPON PROCEDURES**

To the Board of Directors of
ValMark Securities, Inc.
Akron, Ohio

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2013, which were agreed to by ValMark Securities, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than those specified parties.

Moore Stephens Lovelace, P.A.

MOORE STEPHENS LOVELACE, P.A.
Certified Public Accountants

Orlando, Florida
February 28, 2014

**SIPC-7**
(33-REV 7/10)

# SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

## General Assessment Reconciliation

**SIPC-7**
(33-REV 7/10)

For the fiscal year ended 12/31/2013
(Read carefully the instructions in your Working Copy before completing this Form)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

045463 FINRA DEC
VALMARK SECURITIES INC 14*14
ATTN: LYNN GOEBEL
130 SPRINGSIDE DRIVE STE 300
AKRON, OH 44333-2489

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

ELIZABETH KOZENKO 330-5

**WORKING COPY**

2. A. General Assessment (item 2e from page 2) $ 4,946.25

B. Less payment made with SIPC-6 filed (**exclude interest**) ( 2,998.09 )
07/29/2013
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 1,948.16

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,948.16

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1,948.16

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

VALMARK SECURITIES, INC.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 26TH day of FEBRUARY, 20 14.

SECRETARY, DIRECTOR OF FINANCE
(Title)

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

**SIPC REVIEWER**

Dates: Postmarked ______ Received ______ Reviewed ______

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2013
and ending 12/31/2013

| Item No. | Eliminate cents |
|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $58,305,912 |
| 2b. Additions: | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | |
| (2) Net loss from principal transactions in securities in trading accounts. | |
| (3) Net loss from principal transactions in commodities in trading accounts. | |
| (4) Interest and dividend expense deducted in determining item 2a. | |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | |
| (7) Net loss from securities in investment accounts. | |
| Total additions | |
| 2c. Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | 55,898,186 |
| (2) Revenues from commodity transactions. | |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | 429,225 |
| (4) Reimbursements for postage in connection with proxy solicitation. | |
| (5) Net gain from securities in investment accounts. | |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): | |
| (Deductions in excess of $100,000 require documentation) | |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ | |
| (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ | |
| Enter the greater of line (i) or (ii) | |
| Total deductions | 56,327,411 |
| 2d. SIPC Net Operating Revenues | $1,978,501 |
| 2e. General Assessment @ .0025 | $4,946.25 |
| | (to page 1, line 2.A.) |